The Gabelli Global Utility & Income Trust N-2

 Exhibit (t)(iii)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-

PROSPECTUS SUPPLEMENT
(To Prospectus dated , 2024)

                 Shares

The Gabelli Global Utility & Income Trust

Series                  Preferred Shares

We are offering for sale shares of our Series Preferred Shares, par value $0.001 per share. Our common shares are traded on the NYSE American LLC (the “NYSE American”) under the symbol “GLU”. Our Series A Cumulative Puttable and Callable Preferred Shares (“Series A Preferred Shares”) and Series B Cumulative Puttable and Callable Preferred Shares (“Series B Preferred Shares”) are listed on the NYSE American under the symbol “GLU Pr A” and “GLU Pr B,” respectively. The last reported sale price for our common shares on , was $ per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the Fund(1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Series                  Preferred in book-entry form through the Depository Trust Company on or about                     .

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Global Utility & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

                    ,

TABLE OF CONTENTS

Prospectus Supplement

Page
TERMS OF THE SERIES PREFERRED SHARES	Q-3
USE OF PROCEEDS	Q-3
CAPITALIZATION	Q-3
ASSET COVERAGE RATIO	Q-3
SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES PREFERRED	Q-4
TAXATION	Q-4
UNDERWRITING	Q-4
LEGAL MATTERS	Q-4

TERMS OF THE SERIES                  PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period](1) will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .(1)]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]

[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $        , based on the public offering price of $                 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur if market conditions are unstable to such an extent that the Investment Adviser believes market risk is greater than the benefit of making additional investments at that time. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

The Fund may also use the net proceeds from the offering to call, redeem or repurchase shares of its Series A Preferred Shares or Series B Preferred Shares, as applicable. To the extent permitted by the 1940 Act and Delaware law, the Fund may at any time upon notice redeem the Series A Preferred in whole or in part at a price equal to the $50 liquidation preference per share plus accumulated but unpaid dividends through the date of redemption. The distribution rate on the Series A Preferred Shares is 3.8%. The Fund redeemed and retired 51,968 and 460.602 shares of Series B Preferred where shareholders properly submitted for redemption during the 30 day period to each of December 26, 2021 and December 26, 2023 respectively. The Series B Preferred Shares paid distributions quarterly at an annualized dividend rate of 7.00% of the $50 per share liquidation preference for the quarterly dividend periods ending on or prior to December 26, 2019 (Year 1). During the last dividend period of Year 1, the Board determined that the dividend rate for the next eight quarterly dividend periods (Year 2 and Year 3) will be 4.00%. During the last dividend period occurring in Year 3, the Board determined that the dividend rate for all dividend periods thereafter will be 5.20%. See “Description of the Securities—Preferred Shares” in the Prospectus for a definition of “Year 1,” “Year 2” and “Year 3.”

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt and/or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately     %.

Q-3

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES             PREFERRED

Reinvestment Risk. The Fund may at any time redeem shares of Series                  Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series                  Preferred Shares, the Fund may be obligated under the terms of the Series                  Preferred Shares to redeem shares of the Series Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Series                  Preferred Shares.

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series                  Preferred Shares.

Redemption Risk. The Series                  Preferred Shares are not a debt obligation of the Fund. The Series Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series                  Preferred Shares for the full redemption price.

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York counsel to the Fund in connection with the offering of the preferred shares.

Q-4

The Gabelli Global Utility & Income Trust

Preferred Shares

PROSPECTUS SUPPLEMENT

            , 2024